

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2020

Mattthew Molchan
Chief Executive Officer
DIGIRAD CORP
1048 Industrial Court
Suwanee, Georgia 30024

> **Re: DIGIRAD CORP**
> **Registration Statement on Form S-1**
> **Filed September 17, 2020**
> **File No. 333-248872**

Dear Mr. Molchan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Adam Finerman